               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1996


                      _____________________


          PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                   Commission File No. 1-5591

                     ______________________

                        PENNZOIL COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan (the
Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1996, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       ARTHUR ANDERSEN LLP


Houston, Texas
June 16, 1997


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1996

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Merrill            Davis
                                                  Lynch             Morgan           Advisor            Lynch              New
                                                Retirement      Institutional        Income &           Equity             York
                                               Preservation          Bond             Growth            Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        22,453,443               -                 -                 -                 -
    Mutual funds                                       -           1,300,025         4,083,880        28,486,752        13,604,944
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                     -                 -                 -                 -                 -

  Receivables-
    Employee contributions                          65,791             7,486            26,028            70,664            62,563
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                             22,519,234         1,307,511         4,109,908        28,557,416        13,667,507

LIABILITIES:
    Due to trustee                                     -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $22,519,234       $ 1,307,511       $ 4,109,908       $28,557,416       $13,667,507
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $19,435,092       $60,860,439       $ 80,295,531
    Battle Mountain Gold Company
      common stock                                     -              60,311            74,552            134,863
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           22,453,443
    Mutual funds                                       -                 -                 -           47,475,601
    Participant loans                            6,755,622               -                 -            6,755,622
    Cash and temporary investments                     -                 -              76,731             76,731

  Receivables-
    Employee contributions                             -              63,718               -              296,250
    Employer contributions                             -                 -             231,914            231,914
    Investment income                                  -                 -              25,810             25,810
                                               ------------      ------------      ------------      -------------
       Total assets                              6,755,622        19,559,121        61,269,446        157,745,765

LIABILITIES:
    Due to trustee                                     -                 -                 -                  -
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 6,755,622       $19,559,121       $61,269,446       $157,745,765
                                               ============      ============      ============      =============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1995

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Merrill            Davis
                                                  Lynch             Morgan           Advisor            Lynch              New
                                                Retirement      Institutional        Income &           Equity             York
                                               Preservation          Bond             Growth            Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        21,462,020               -                 -                 -                 -
    Mutual funds                                       -           1,070,138         3,799,680        23,160,772         7,828,868
    Participant loans                                  -                 -                 -                 -                 -

  Receivables-
    Employee contributions                          65,998             4,552            22,758            54,619            34,137
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                             21,528,018         1,074,690         3,822,438        23,215,391         7,863,005

LIABILITIES:
    Due to trustee                                     -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $21,528,018       $ 1,074,690       $ 3,822,438       $23,215,391       $ 7,863,005
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $16,075,432       $43,200,481       $ 59,275,913
    Battle Mountain Gold Company
      common stock                                     -              80,468            99,470            179,938
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           21,462,020
    Mutual funds                                       -                 -                 -           35,859,458
    Participant loans                            6,042,027               -                 -            6,042,027

  Receivables-
    Employee contributions                             -              45,514               -              227,578
    Employer contributions                             -                 -             181,383            181,383
    Investment income                                  -                 -              17,232             17,232
                                               ------------      ------------      ------------      -------------
       Total assets                              6,042,027        16,201,414        43,498,566        123,245,549

LIABILITIES:
    Due to trustee                                     -             397,193          220,691            617,884
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 6,042,027       $15,804,221       $43,277,875       $122,627,665
                                               ============      ============      ============      =============

 See notes to financial statements.


                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31,1996


                                                                      Participant Directed Funds
                                        ---------------------------------------------------------------------------------------
                                          Merrill             J.P.               Fidelity          Merrill            Davis
                                           Lynch              Morgan             Advisor            Lynch              New
                                        Retirement        Institutional          Income &          Equity              York
                                       Preservation            Bond               Growth            Index             Venture
                                           Trust               Fund                Fund             Trust              Fund
                                       --------------     -------------      -------------       -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $  21,528,018       $ 1,074,690       $  3,822,438       $ 23,215,391       $  7,863,005

CONTRIBUTIONS:
  Employee                                 2,391,112           275,041            949,313          2,584,454          2,302,392
  Employer                                      -                 -                  -                  -                  -
  Rollovers from qualified plans               3,470            12,070             28,609             10,484             56,868
    (Note 1)

INVESTMENT INCOME:
  Dividends                                     -               72,793            149,743               -               648,079
  Interest                                 1,265,119              -                  -                  -                  -
  Loan Repayment Interest                    138,017             9,368             26,319            136,643             82,770

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                  -              (31,570)           168,151          5,196,534          1,946,242

NET TRANSFERS (Note 1)
  Among Funds                                212,705            (5,234)          (588,408)           871,105          1,835,393
  (To) From Hourly Plan                      (17,634)           (1,063)            (1,324)            46,668               -

ADMINISTRATIVE EXPENSES (Note 1)              (4,452)             (268)              (850)            (4,307)            (1,589)

DISTRIBUTIONS AND WITHDRAWALS             (2,820,234)         (104,272)          (396,797)        (3,065,422)        (1,032,116)
  (Note 1)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                        (1,046,400)          (55,654)          (179,237)        (1,110,629)          (470,074)
  Principal Received                         773,770            61,342            131,101            669,463            434,949

OTHER                                         95,743               268                850              7,032              1,588
                                        -------------      ------------      -------------      --------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $  22,519,234       $ 1,307,511       $  4,109,908       $ 28,557,416       $ 13,667,507
                                       ==============      ============      =============      ==============     ==============

 See notes to financial statements.

                                                                                   Non
                                                                               Participant
                                          Participant Directed Funds             Directed
                                       ---------------------------------     --------------


                                                             Company             Company
                                            Loan              Stock               Stock
                                            Fund              Fund                 Fund               Total
                                       --------------     -------------      -------------       -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $   6,042,027      $ 15,804,221       $ 43,277,875       $122,627,665

CONTRIBUTIONS:
  Employee                                      -            2,334,158               -            10,836,470
  Employer                                      -                 -             8,588,477          8,588,477
  Rollovers from qualified plans                -               36,655               -               148,156
    (Note 1)

INVESTMENT INCOME:
  Dividends                                     -              357,770          1,049,277          2,277,662
  Interest                                      -                 -                 8,578          1,273,697
  Loan Repayment Interest                       -              127,607               -               520,724

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                  -            6,119,652         15,114,214         28,513,223

NET TRANSFERS (Note 1)
  Among Funds                                   -           (1,908,053)          (417,508)              -
  (To) From Hourly Plan                         -                 -                 6,376             33,023

ADMINISTRATIVE EXPENSES (Note 1)                -               (4,770)            (2,643)           (18,879)

DISTRIBUTIONS AND WITHDRAWALS               (410,991)       (2,825,502)        (6,231,970)       (16,887,304)
  (Note 1)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                         3,877,104        (1,015,110)              -                  -
  Principal Received                      (2,747,952)          677,327               -                  -

OTHER                                         (4,566)         (144,834)          (123,230)          (167,149)
                                        -------------     -------------      -------------      --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $   6,755,622      $ 19,559,121       $ 61,269,446       $157,745,765
                                       ==============     =============      =============      ==============


 See notes to financial statements

           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:

General

The Pennzoil Company Savings and Investment Plan (the Plan) was established effective December 20, 1986, by Pennzoil Company. The purpose of the Plan is to encourage employees of Pennzoil Company and participating subsidiaries and affiliated companies (collectively referred to as Pennzoil) to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their families in the event of their death.

Each person employed by Pennzoil as of December 20, 1986 (effective date), who was a member of the Pennzoil Company and Participating Companies Employees Stock Purchase Plan (Pennzoil Stock Purchase
Plan) or the Employee Stock Ownership Plan of Pennzoil Company (Pennzoil Stock Ownership Plan), became eligible to participate in the Plan on that date. All other salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. Effective January 1, 1989, the account balances of all hourly employees (if such hourly employee was a member of a collective bargaining unit to which the Plan had been made available) were transferred to the Pennzoil Company Savings and Investment Plan for Hourly Employees (Hourly Plan). Upon changing wage status, a participant's account balance is transferred between the Plan and the Hourly Plan. Such transfers are reflected at current value as of the date of transfer in the accompanying financial statements.

Effective October 24, 1986, the Pennzoil Stock Purchase Plan and Pennzoil Stock Ownership Plan were terminated. As a result of these terminations, participants were able to elect to receive all Pennzoil Company common stock (Common Stock) and Battle Mountain Gold Company common stock (Battle Mountain Stock), as well as the cash value of any related fractional shares, or to transfer such vested amounts to the Plan.

In January 1990, Pennzoil acquired 80 percent (on a fully diluted basis) of the common stock of Jiffy Lube International, Inc. Effective October 1, 1990, the board of directors of Pennzoil approved the merger of the assets of the Jiffy Lube International, Inc. 401(k) Plan and Trust Agreement (Jiffy Lube Plan) into the Plan. Accordingly, the account balances of participants in the Jiffy Lube Plan were transferred to the Plan. The Pennzoil Stock Purchase Plan, the Pennzoil Stock Ownership Plan and the Jiffy Lube Plan are collectively referred to as the Prior Plans.

The transferred amounts applicable to the Prior Plans are maintained in separate accounts for each participant (Prior Plan
Accounts) segregated into amounts representing each participant's employee and employer accounts under the Prior Plans (see
"Investment Choices" below).

Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a
Section 401(k) option, on a "before-tax" basis. Pennzoil will match an employee's contribution dollar-for-dollar up to 6 percent of their base pay.

Upon written request filed with the administrative committee, a participant in the Plan or an employee of Pennzoil who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount will be deposited in an investment fund and shall at all times be fully vested and nonforfeitable and share in the income of the investment fund. However, such Rollover Amount will not share in employer matching contributions.

Investment Choices

Employer contributions are invested solely in Common Stock. At Pennzoil's option, employer contributions may be made either in cash or in Common Stock. Therefore, the statement of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1996, Pennzoil contributed 178,002 shares of its Common Stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statements of net assets available for benefits under the caption "Cash and temporary investments."

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Employee contributions are invested, as designated by participating employees, in the following investment funds:

           Fund Name                    Type of Investment(s)

I.   Merrill Lynch Retirement    Invests primarily in guaranteed
     Preservation Trust          investment contracts (generally
                                 with insurance companies or
                                 banks which agree to return
                                 principal and a stated rate of
                                 return over a specified period
                                 of time) and U.S. Government
                                 and U.S. Government Agency
                                 securities.
II.  J. P. Morgan Institutional  Normally, at least 65% of the
     Bond Fund                   fund's assets will be
                                 represented by investment in
                                 securities rated "A" or better
                                 by a major ratings agency. The
                                 fund's duration (a measure of
                                 average maturity) ranges
                                 between 3-1/2 and 5-1/2 years.
III. Fidelity Advisor Income     Invests in a diversified
     and Growth Fund             portfolio of equity and fixed-
                                 income securities with income,
                                 growth of income and capital
                                 appreciation potential.
IV.  Merrill Lynch Equity Index  Consists of common stocks
     Trust                       that, to the extent possible,
                                 duplicate the composition of
                                 Standard & Poor's Index of
                                 500 stocks.

V.   Davis New York Venture      Invests primarily in common
     Fund (formerly New York     stock and securities
     Venture Fund)               convertible into common stock.
                                 The fund ordinarily invests in
                                 securities which the Fund
                                 management believes have
                                 above-average appreciation
                                 potential.
VI.  Company Stock Fund          Common stock of Pennzoil Company

Under the terms of the Plan, Prior Plan Accounts are not commingled with other Plan assets for investment purposes, are not allocated investment income from other Plan assets and are not allocated employer contributions. In addition, amounts transferred to the Plan from the Pennzoil Stock Purchase Plan and Pennzoil Stock Ownership Plan must remain invested in Common Stock and Battle Mountain Stock. Amounts transferred from the employer account of the Jiffy Lube Plan must remain invested in Common Stock while amounts transferred from the employee account may be invested in any one of the six options described above. Dividends or other income earned on shares of Common Stock and Battle Mountain Stock in the Prior Plan Accounts are required to be reinvested in Common Stock. Participants are fully vested in such Prior Plan Accounts and will receive distributions upon giving written notice to the administrative committee for withdrawals or upon termination of employment. Included in Prior Plan Accounts at December 31, 1996 and 1995, respectively, are 68,105 and 78,293 shares of Common Stock and 19,547 and 21,169 shares of Battle Mountain Stock which have been reflected in the Non-Participant Directed Company Stock Fund in the accompanying financial statements. The fair value of the Common Stock was $3,847,932 at December 31, 1996, and $3,307,897 at December 31, 1995. The fair value of the Battle Mountain Stock was $134,863 at December 31, 1996, and $179,938 at December 31, 1995.

Loans

A participant may apply to the administrative committee of the Plan to borrow from his accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (20 years in the case of loans to purchase a primary residence) and cannot exceed the lesser of $50,000 or 50 percent of the participant's account balances.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions. Forfeitures available for allocation as of December 31, 1996 and 1995 were $416,609 and $263,776, respectively. The amount of forfeitures utilized during 1996 was $494,838.

Withdrawals

Withdrawals may be made from either of an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days, while pretax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant is fully vested and only after withdrawing all amounts from any Prior Plan Accounts and any Rollover Amounts, and not being in a suspended status.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the board of directors of Pennzoil Company. Merrill Lynch Trust Company (Trustee) is sole trustee of the Plan. All administrative expenses are borne by Pennzoil Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974 (ERISA).

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the board of directors of Pennzoil Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.


2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits.
There were no such amounts outstanding at December 31, 1996 and 1995. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil Company's contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For the Company Stock Fund, fair value was determined by using the closing price of the securities held as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan. The guaranteed investment contracts of the Retirement Preservation Trust are fully benefit responsive and contract value approximates fair value. Contract value for the Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Net appreciation (depreciation) in fair value of investments consists of realized gains (losses) on sale of investments and unrealized appreciation (depreciation) of investments. Realized gains (losses) are calculated based on proceeds from the sale of assets and the current value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the current value of the assets at the end of the Plan year and the current value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

3.   FEDERAL INCOME TAXES:

The Plan received its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.

                                                                                     SCHEDULE I

                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                              DECEMBER 31, 1996


                                                                                                       Current
Identity of Issue                         Description of Investment                     Cost            Value
---------------------                     -------------------------                   -----------     -----------
EQUITY SECURITIES:
 Common stock-
  Pennzoil Company <F1>                   1,421,159 shares--$.83-1/3 par value        $76,975,360     $80,295,531
  Battle Mountain Gold Company            19,547 shares--$.10 par value                    89,078         134,863
                                                                                     ------------    ------------
   Total equity securities                                                             77,064,438      80,430,394
                                                                                     ------------    ------------
INVESTMENT CONTRACTS:
 Merrill Lynch Retirement
    Preservation Trust <F1>               22,453,443 units                             22,453,443      22,453,443
                                                                                     ------------    ------------
MUTUAL FUNDS:
 Merrill Lynch Equity Index Trust <F1>    579,458 units                                18,799,053      28,486,752
 Fidelity Advisor Income & Growth Fund    249,321 units                                 3,786,635       4,083,880
 Davis New York Venture Fund, Inc.        777,425 units                                11,143,378      13,604,944
 J.P. Morgan Institutional Bond Fund      132,520 units                                 1,289,990       1,300,025
                                                                                     ------------    ------------
        Total mutual funds                                                             35,019,056      47,475,601
                                                                                     ------------    ------------

OTHER:
   Cash and Temporary investments                                                          76,731          76,731
   Participant loans <F1>, at interest
     rates ranging from 7.0% to 9.5%                                                    6,755,622       6,755,622
                                                                                     ------------    ------------
        Total other assets                                                              6,832,353       6,832,353
                                                                                     ------------    ------------

        Total assets held for                                                        $141,369,290    $157,191,791
          investment purposes                                                        ============    ============


<F1>   Represents party in interest.

                                                                                     SCHEDULE II

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                                       SCHEDULE OF REPORTABLE TRANSACTIONS

                                       (SERIES OF INVESTMENT TRANSACTIONS)

                                      FOR THE YEAR ENDED DECEMBER 31, 1996


 Number of
 Units or
 Face Value        Identity of Party Involved         Purchase       Selling       Cost of       Net Gain
  Amount           and Description of Assets         Price <F1>     Price <F1>      Asset         (Loss)
 ----------        ---------------------------       ----------     ----------     --------      ---------

                   Pennzoil Company common stock,
                    $.83-1/3 par value-
  113,851              Purchases (541 transactions)  $5,321,441     $    -          $5,321,441   $     -
  172,530              Sales (690 transactions)           -          8,257,650       8,958,300     (700,650)

                   Merrill Lynch Equity Index Trust-
  113,000              Purchases (472 transactions)   4,984,166          -           4,984,167         -
  111,233              Sales (567 transactions)           -          4,854,720       3,542,970    1,311,750

                   Merrill Lynch Retirement
                    Preservation Trust-
7,034,751              Purchases (761 transactions)   7,034,751          -           7,034,751         -
6,043,328              Sales (570 transactions)           -          6,043,328       6,043,328         -

                   Davis New York Venture Fund
  380,385              Purchases (451 transactions)   6,095,522          -           6,095,523         -
  142,138              Sales (395 transactions)           -          2,265,688       2,006,696      258,992


<F1>   Current value of asset on transaction date is equal to the selling price or purchase price.  Prices are shown net of related expenses.



NOTE: This schedule is a listing of series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL COMPANY SAVINGS AND
                                 INVESTMENT PLAN



                                 By   S/N James W. Shaddix
                                 James W. Shaddix
                                 Chairman of the Administrative Committee


June 24, 1997

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 16, 1997, included herein, into Pennzoil Company's previously filed Registration Statement on Form S-8 No. 33-51473.

                                        ARTHUR ANDERSEN LLP



Houston, Texas
June 24, 1997